Bayes Capital Markets, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash and Equivalents	$	1,259,505
Receivable from Clearing Broker Dealer		195,018
Other Receivables		25
Total Assets	$	1,454,548

Liabilities and Member's Equity

Liabilities		
Accounts Payable and Accrued Expenses	$	42,412
Due to Holding Company		3,460
Total Liabilities		45,872
Member's Equity		1,408,676
Total Liabilities and Member's Equity	$	1,454,548

The accompanying notes are an integral part of these financial statements